FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

AMG Oil Ltd.
Suite 2901 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

April 29, 2009

Item 3.	News Release

On April 29, 2009, AMG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

April 29, 2009, AMG is pleased to announce that it has entered into a letter of intent with Adira Energy Corp., a company incorporated in the province of Ontario, holding interests in certain petroleum rights in Israel.

Item 5.	Full Description of Material Change

April 29, 2009, AMG Oil Ltd. (OTCBB: AMGOF) (the “Company”) is pleased to announce that it has entered into a letter of intent with Adira Energy Corp. (“Adira Energy”), a company incorporated in the province of Ontario, holding interests in certain petroleum rights in Israel (the “Proposed Transaction”).

Adira Energy is a natural gas exploration company that has been granted a Petroleum License by the State of Israel, covering 12,570 acres in the Hula Valley, located in Northern Israel, an area which has demonstrated the presence of natural gas. Adira Energy aims to prove up and, if warranted, develop the natural gas and coal bed methane (CBM) gas field, generate gas-powered electricity and acquire additional exploration/development licenses in the region.

About The Proposed Transaction

The Company will offer to purchase Adira Energy by way of a share purchase transaction or other form of business combination, which will result in the Company purchasing all of the issued and outstanding securities of Adira Energy.

Upon execution of a formal agreement relating to the Proposed Transaction, the shareholders of Adira Energy will agree in writing to tender all of their common shares to the Company. Following the closing of the Proposed Transaction, the Company will change its name to “Adira Energy Corp.”.

The Proposed Transaction is subject to, among other terms, the negotiation and execution of a formal agreement by June 30, 2009, or such later date as may be subsequently agreed. Upon completion of the Proposed Transaction, the board of the resulting issuer will be comprised of five appointees of Adira Energy, one appointee of the Company as approved by Adira Energy and any other appointee as designated by the board of the resulting issuer.

The Proposed Transaction is also subject to either the Company or Adira Energy completing a private placement (“Private Placement”) of a minimum of US$2,000,000 by issuance of 8,000,000 Units at a price of US$0.25 per Unit. Each Unit shall consist of one (1) common share and one half of one (1/2) warrant, each full warrant shall entitle the holder to acquire an additional common share at a price of US$0.50 per common share for a period of 24 months from the closing of the Private Placement provided that the expiry date will be accelerated, if the closing price of common shares of the resulting issuer for any period of 20 consecutive trading days exceeds US$1.00 per common share (the “Acceleration Event”), to a period that is 30 days after the Acceleration Event.

As consideration for the outstanding securities of Adira Energy, the Company will issue such number of common shares (the “Payment Shares”) that shall result in the current shareholders of Adira Energy holding approximately 49.8% of the resulting issuer, post Private Placement. An aggregate of approximately 31.2 million Payment Shares will be issued to the shareholders of Adira Energy on a pro rata basis, which will be in accordance with their holdings in Adira Energy.

The Proposed Transaction is also subject to receipt of the necessary approvals, a due diligence period, the companies maintaining current business and cost structures and such other standard conditions for a transaction of this nature. Both parties have agreed to confidentiality provisions and a standstill agreement. It is expected that common shares in the Company that are acquired by Adira Energy’s shareholders will be subject to escrow restrictions.

The securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Securities purchased by U.S. investors pursuant to exemptions from the registration requirements may not be resold within the United States other than pursuant to further exemptions from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For more information contact: Michael Hart
Investor Relations: (604) 682-6496

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the

Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings free of charge at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of AMG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Michael Hart, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

April 29, 2009